Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Year Ended		Ten Months Ended	Two Months Ended	Year Ended
	December 31,		October 31,	December 31,	December 31,
	2000	2001	2002	2002	2003	2004
(Loss) income from continuing operations before income tax	$(290,122)	$(2,378,590)	$1,986,590	$27,973	132,841	135,510
Add:
Fixed charges	333,031	352,216	170,435	13,302	85,897	74,665
Amortization of capitalized interest	7,313	12,654	3,716	743	6,779	7,179
Less:
Interest capitalized	26,513	42,927	8,239	971	6,825	2,598
Equity in (losses) gains of unconsolidated affiliates	(33,328)	9,640	—	—	—	—
Losses attributable to minority interests	6,504	—	—	—	—	—

Earnings as adjusted	$50,533	$(2,066,287)	$2,152,502	$41,047	$218,692	$214,755

Preferred stock dividends:	61,334	—	—	—	—	—
Effective income tax (benefit) provision rate	100%	—	—	—	—	—

Preferred stock dividends on pretax basis	61,334	—	—	—	—	—
Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$237,743	$297,228	$151,579	$10,469	64,623	55,113
Interest capitalized	26,513	42,927	8,239	971	6,825	2,598
Portion of rent expense representative of interest (30%)	7,441	12,061	10,617	1,862	14,449	16,954

Fixed charges	$333,031	$352,216	$170,435	$13,302	$85,897	$74,665

Ratio of earnings to fixed charges	0.15	(5.87)	12.63	3.09	2.55	2.88

Deficiency of earnings to cover fixed charges	$—	$2,418,503	$—	$—	$—	$—